Exhibit 1

Second quarter 2020 Earnings webcast July 29, 2020

About projections and forward-looking statements Additional information about Vista Oil & Gas, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at www.vistaoilandgas.com. This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission (“CNBV”) or an exemption from such registrations. This presentation does not contain all the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website. All the amounts contained herein are unaudited. Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding. This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods. No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Affiliates, members, directors, officers or employees or any other person in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith. This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice. This presentation includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results as well as costs estimations are based on information as of the date of this presentation and reflect numerous assumptions including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. We have not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed under the Exchange Act. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate;; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; uncertainties relating to the effects of the Covid-19 outbreak; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions. Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx). You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute, and should not be construed as investment advice. Other Information 2 Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaoilandgas.com. From time to time, Vista may use its website as a channel of distribution of material information. Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls and webcasts.

Q2 2020 key metrics and highlights Consolidated figures of Vista Oil & Gas S.A.B. de C.V. Structural opex and capex cost reductions prepared our organization to thrive in a lower oil price environment 23.8 Mboe/d 10 $MM Successfully implemented COVID-19 business continuity plan, ensuring employee health & safety International demand and price recovery, with Brent average above 40 $/bbl in June Sold entire Q2 production, including floating storage, with 70% of sales to export markets at competitive discount to Brent Re-opened Vaca Muerta wells at end of May, consolidating best-in-basin productivity of pad 3 Successful renegotiation of 20+ oilfield operations contracts to re-base cost structure Cash flow positive, driven by revenues from oil exports and cost savings, even in a quarter with low realization prices 23.8 Mboe/d 10 $MM Production (1) Adj. EBITDA (2) 51 $MM 221 $MM Revenues Cash at end of period 8.6 $/boe 282 $MM Lifting cost Net debt (3) (1) Includes natural gas liquids (NGL) and excludes flared gas, injected gas and gas consumed in operations (2) Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring expenses + Other adjustments 3 (3) Net Debt: Current borrowings (121.0 $MM) + Non-current borrowings (381.3 $MM) – Cash and cash equivalents (220.7 $MM) = 281.6 $MM

Production Contained drop by re-opening Vaca Muerta wells earlier than expected Total production(1) Monthly breakdown Oil production Natural gas production Q2 production highlights Shale oil wells in Bajada del Palo Oeste reopened progressively between May 26 and May 31, as demand from international markets improved June production reached 32.2 Mboe/d, with outstanding productivity of pad 3 and shale wells in Bajada del Palo Oeste averaging a monthly production of 13.9 Mboe/d Proved Vaca Muerta short-term storage concept, with flush production in line with reservoir modelling (1) LPG production in Q2 2020 totaled 606 boe/d, compared to 645 boe/d in Q1 2020 and 741 boe/d in Q2 2019 (2) Includes LPG

Revenues and pricing Shifted sales to export markets Revenues Q2 2019 Q1 2020 Q2 2020 Shifted oil sales to export market (70% of Q2) as international demand recovered Successfully offloaded 100% of Q2 production and storage, capturing higher realization prices in May & June Re-opened 100% of shut-in production Crude oil average price $/bbl Realized prices were hit by lower international Brent Price, which averaged 33.5 $/bbl for the quarter Average sales price was 19.7 $/bbl for April, 24.4 $/bbl for May and 31.1 $/bbl for June, with discounts to Brent improving as demand recovered Natural gas average price $/MMBtu (42)% Lower realized prices, mainly in the industrial segment, driven by (a) gas over-supply from Vaca Muerta projects and (b) softer demand due to lower industrial activity amid Covid-19 lock-down restrictions

Opex
Cost-cutting initiatives offset lower production
Total Opex Opex per boe
$MM $/boe
Successful renegotiation of gas compression, production treatment, field maintenance and logistics contracts to adjust to current scenario Reduced activity to minimum necessary levels

Adjusted EBITDA
Focus on cost cutting key to delivering positive Adjusted EBITDA
Adj. EBITDA(1) Realized price YTD
$MM $/bbl
Adjusted EBITDA margin was 20% for the quarter Key business drivers already start to show recovery in June
Production YTD
Mboe/d
Revenues YTD
$MM
Lifting cost YTD
$/boe
(1) Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring expenses + Other adjustments

Financial overview
Cash flow positive in a very challenging quarter
Q2 2020 cash flow
Highlights
Positive cash flow from operations in a low price and production environment Investing activities reflect payments of Q1 2020 capex activity, prior to stopping drilling and completion In July, refinanced 75 $MM of 2020 and 2021 upcoming maturities
45 $MM of term loan maturities extended for 18 months
30 $MM in short term bank debt extended for 12-18 months
Quarterly cash flow from operations

Vaca Muerta development
Reopened all shale oil wells in light of crude oil demand recovery
Pad 1 & Pad 2 production
Pad 3 production
Shale oil wells were shut-in on March 20, ahead of global demand reduction, in order to protect conventional assets
All wells reopened from May 26 to May 30, with flush production in line with reservoir modelling forecasts, proving Vaca Muerta as an efficient short-term storage solution
Both wells in pad 3 targeting La Cocina currently ranked #1 and #2 in basin history measured by average daily oil production in the peak calendar month
Top 10 Vaca Muerta Oil Wells(1)
(1) Chapter IV—Argentine Secretariat of Energy; Production measured as oil daily production per calendar month; Out of 386 oil lateral wells

Vaca Muerta development
Vista type curve for new well design
Bajada del Palo Oeste updated type curve(1)
New well design
2,800 meters lateral length
60 meter frac spacing, resulting in 47 stages
Type curve EUR
Mboe
(1) Average cumulative production of the pad normalized to 47 frac stages; Showing only effective days. Percentages show performance against updated well design

Vaca Muerta development
Vista type curve for new well design
Expected D&C cost per well
$MM
Expected Development cost(1)
New well design
2,800 meters lateral length
60 meters frac spacing, resulting in 47 stages
Cost savings drivers
Reduction of drilling rates
Tubulars cost reduction
Optimization of frac fluid design leveraging lessons learned from previous pads
Reduction of completion rates
Lower proppant cost due to excess supply in domestic sand market
New well design is expected to achieve solid rates of return in current price environment
(1) Includes cost of facilities ( 10%)

Closing remarks
Demand and price recovered earlier than
expected, allowing Vista to sell entire Q2 production
and re-open Vaca Muerta wells
Implemented cost efficiency measures, driving
lifting cost down to 8.6 $/boe, even at lower
production levels
Cash flow positive in a very tough quarter
Successfully refinanced 2020 maturities, leaving
us with a solid cash position to re-start growth
New well design for Vaca Muerta wells, capturing
productivity upside and cost efficiency, expected to
lead to a 8.4 $/boe development cost and solid
returns even at lower prices
Re-based cost structure and increased productivity in
Vaca Muerta make us fitter for the future
If the current conditions remain in place, we intend to
resume drilling and completion activity in August

THANKS!
Q&A